2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone (919) 783-4603
Facsimile (919) 783-4535
Email roselyn.bar@ martinmarietta.com

Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary

May 29, 2014

Martin Marietta Materials, Inc.
Registration Statement on Form S-4 (File No. 333-194288)

Via EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Martin Marietta Materials, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 9:30 a.m., eastern time on May 30, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Scott Barshay at (212) 474-1009 or George Schoen at (212) 474-1740, and then send written confirmation to the addressees listed on the cover page of the Registration Statement.

Sincerely,

Martin Marietta Materials, Inc.

/s/ Roselyn R. Bar
Roselyn R. Bar
Senior Vice President, General
Counsel & Corporate Secretary